

Mail Stop 3561

August 14, 2008

Mr. Andrew D. Hyder
Chief Executive Officer
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis MN 55408

>   **Re: Subjex Corporation**
>   **Amendment No. 1 to Form 10-KSB for Fiscal Year**
>   **Ended December 31, 2007**
>   **Filed August 13, 2008**
>   **File No. 0-29711**

Dear Mr. Hyder:

We reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that you did not provide management's assessment and a conclusion as to the effectiveness of your internal control over financial reporting as previously requested. Please provide the required management's report on internal control over financial reporting in accordance with Item 308(T) of Regulation S-B. In doing so:

- Provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Refer to Item 308(T)(a)(1) of Regulation S-B.

- Provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph (c) of Exchange Act Rule 13a-15. Refer to Item 308(T)(a)(2) of Regulation S-B.

- Provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management. Management is not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting. Refer to Item 308(T)(a)(3) of Regulation S-B.

- Include a statement that the annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting, and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit you to provide only management's report in the annual report. Refer to Item 308T(a)(4) of Regulation S-B.

We note that in your amended filing your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend your filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

We note your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation. Please revise to disclose any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please so state. Refer to Item 308(T)(b) of Regulation S-B.

The report must be signed on your behalf by your principal executive officer, principal financial officer, and principal accounting officer and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Refer to Exchange Act Rule 12b-15 and general instruction C(2) of Form 10-KSB. Please amend the filing to conform to the signature requirements of Form 10-KSB.

Please provide the certification of your chief financial officer, or person performing similar functions, as required by Exchange Act Rule 13a-14(a). If Mr. Hyder also serves as your Chief Financial Officer, please so indicate in the certification.

As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief